SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑    Form 40-F  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 1, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

Reduction of total outstanding shares

On September 6, 2023, the number of total outstanding shares of KT Corporation (the “Company”) will be changed due to the share retirement.

	1. The name of share	KT corporation common share
2. Type and the number of shares	Before Change	261,111,808
	After Change	257,860,760
	3. Type of share	Registered common shares
	4. Par value (KRW)	5,000
	5. Issue date	10 August, 2023
	6. Dividend calculation date	1 January, 2023
	7. The date of closing account	31 December, 2023
	8. The date of change	6 September, 2023
	9. The reason for change	Share Retirement